UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: December 2025

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Extraordinary General Meeting of Shareholders

On December 18, 2025, Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (the “Company”), announced that it will hold an Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) on Tuesday, February 3, 2026, beginning at 7:00 p.m. Israel time, at the offices of the Company located at 14 Einstein Street, Nes Ziona, Israel 7403618. Copies of the notice and proxy statement and the related proxy card are attached to this Report on Form 6-K as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

The information contained in this Current Report on Form 6-K, including Exhibits 99.1 and 99.2, is hereby incorporated by reference into the Company’s registration statements on Forms S-8, F-3 and F-3MEF (File No. 333-256799, File No. 333-232413, File No. 333-232009, File No. 333-252926 and File No. 333-286956), filed with the SEC.

Exhibit No.

99.1	Enlivex Therapeutics Ltd. Notice and Proxy Statement for the Extraordinary General Meeting of Shareholders to be held on February 3, 2026.
99.2	Form of Proxy Card.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Oren Hershkovitz
Name: Title:	Oren Hershkovitz Chief Executive Officer

Date: December 18, 2025

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